UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

USA Truck, Inc.

(Name of Issuer)

Common Stock (.01 par value)

(Title of Class of Securities)

902925 10 6 (CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    902925 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). James B. Speed

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 1,483,642 shares 6. Shared Voting Power None 7. Sole Dispositive Power 1,483,642 shares 8. Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,483,642

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 15.9%

12.	Type of Reporting Person (See Instructions) IN

Item 1.

(a)	Name of issuer: USA Truck, Inc.

(b)	Address of issuer’s principal executive offices:

3200 Industrial Park Road

Van Buren, AR 72956

Item 2.

(a)	Name of person filing: James B. Speed

(b)	Address of principal business office, or in none, residence: 2323 South 40th

Fort Smith, AR 72903

(c)	Citizenship: United States

(d)	Title of class of Securities: Common Stock, par value $.01 per share

(e)	CUSIP Number: 902925 10 6

Item	3. If this statement is filed pursuant to 240.13d(b) or 240.13d(b) or (c), check whether the person filing is a:

(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ ] An investment advisor in accordance with 240.13d-1(b)(1)(ii)(E);

(f)	[ ] An employee benefit plan or endowment fund in accordance with 240.13d(b)(1)(ii)(F);

(g)	[ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h)	[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S. C. 1813);

(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	[ ] Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: As of December 31, 2004 the reporting person beneficially owned 1,483,642 shares of the issuer’s Common Stock. In addition, the reporting person’s wife owned 130,453 shares of such Common Stock on that date. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934 (the “Act”), the reporting person disclaims beneficial ownership of the shares owned by his wife, and the filing of this Schedule 13G shall not be construed as an admission that the reporting person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any of the shares owned by his wife. Also, the reporting person’s minor child owned 1,175 shares of such Common Stock on that date. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934 (the “Act”), the reporting person disclaims beneficial ownership of the shares owned by his minor child, and the filing of this Schedule 13G shall not be construed as an admission that the reporting person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any of the shares owned by his minor child. The reporting person acquired the shares beneficially owned by him prior to the registration of the issuer’s Common Stock under Section 12 of the Act and, accordingly, is filing this Schedule 13G pursuant to Rule 13d-1(d) under the Act.

(b)	Percent of class: The 1,483,642 shares of Common Stock beneficially owned by the reporting person represented approximately 15.9% of the outstanding shares of Common Stock as of December 31, 2004.

(c)	Number of shares as to which each person has:

(i) sole power to vote or to direct the vote: 1,483,642

(ii) shared power to vote or to direct the vote: none

(iii) sole power to dispose or to direct the disposition of: 1,483,642

(iv) shared power to dispose or to direct the disposition of: none

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security

Being Reported on by the Parent Holding Company

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 11, 2004	/s/ James B. Speed
James B. Speed